UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
NORDSTROM, INC.
(Exact name of registrant as specified in its charter)

Washington	001-15059
(State or other jurisdiction of incorporation or organization)	(Commission file number)

1617 Sixth Avenue, Seattle, Washington	98101
(Address of principal executive offices)	(Zip code)

Ann Munson Steines Chief Legal Officer, General Counsel and Corporate Secretary (206) 628-2111
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended_______.

ITEM 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), Nordstrom, Inc. has filed this Specialized Disclosure Form ("Form SD") and Conflict Minerals Report for calendar year ended December 31, 2021, filed herewith as Exhibit 1.01 and made publicly available at investor.nordstrom.com under the SEC Filings section.
The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
ITEM 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
ITEM 2.01 Exhibits

1.01	Conflict Minerals Report for the calendar year ended December 31, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORDSTROM, INC.
(Registrant)

/s/ Ann Munson Steines
Ann Munson Steines
Chief Legal Officer, General Counsel and Corporate Secretary

Date: May 12, 2022